James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Dean Seavers (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895 9 December 2021 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 8 December 2021. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko. Exhibit 99.2

On 1 December 2021 Commonwealth Bank of Australia and its subsidiary Capital 121 Pty Ltd completed the previously announced divestment of a 55% interest in the Colonial First State business to Comet Asia Holdings II Pte. Ltd (together with its affiliates, Comet). As a result of the divestment, Superannuation and Investments HoldCo Pty Ltd as the Holding Company of the Colonial First State business has commenced filings for the Colonial First State Group. This letter is to advise you that Comet holds a 55% interest in Superannuation and Investments HoldCo Pty Ltd, and therefore has an interest in James Hardie Industries PLC pursuant to Section 1054 of the Companies Act 2014. In addition to Comet, Comet Asia Holdings I Pte. Ltd., KKR Asia III Fund Investments Pte. Ltd. and KKR Asian Fund III L.P. (each a KKR Entity) also hold an interest in James Hardie Industries PLC pursuant to Section 1054 of the Companies Act 2014. As Comet is a majority shareholder in Superannuation and Investments HoldCo Pty Ltd, which is the holding company of Avanteos Investments Limited and Colonial First State Investments Limited, each KKR Entity has a requirement to make an initial disclosure under Section 1048/1050 of the Companies Act 2014. The KKR Entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 4.432% ordinary share capital, as at 1 December 2021. This is based upon 19,730,075 shares held and a total of 445,127,460 voting rights on issue. Comet Asia Holdings II Pte Ltd 10 Changi Business Park Central 2, #05-01 Hansapoint@CBP, 486030, Singapore James Hardie Industries PLC Group Company Secretary Second Floor, Europa House, Harcourt Centre Harcourt Street Dublin 2, Ireland 8 December 2021 Dear Sir/Madam, Re: Disclosure of Holding above 3% Threshold

The holdings dissection between entities at notification obligation on 1 December 2021:

Entity	Registered Holder	Holdings of CDIs	Relevant Interest %
Avanteos Investments Limited	Avanteos Investments Limited	259,192	0.058%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	10,402,612	2.337%
Colonial First State Investments Limited	Citibank N A Hong Kong	7,732,853	1.737%
Colonial First State Investments Limited	Northern Trust Company	1,243,466	0.279%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	91,952	0.021%
	Total	**19,730,075**	**4.432%**

Transactions on the notification obligation date:

Date of Change	Registered Company	Class	Transaction Type	Number of Securities	Cash Consideration
Wednesday, 1 December 2021	Avanteos Investments Limited	Chess Depository Interests	Purchase	32	1,746.24
Wednesday, 1 December 2021	Avanteos Investments Limited	Chess Depository Interests	Purchase	3	163.71
Wednesday, 1 December 2021	Avanteos Investments Limited	Chess Depository Interests	Purchase	1	54.57
Wednesday, 1 December 2021	Avanteos Investments Limited	Chess Depository Interests	Sale	11	600.49
Wednesday, 1 December 2021	Citibank N A Hong Kong	Chess Depository Interests	Sale	15,812	860,348.31
Wednesday, 1 December 2021	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Sale	100,000	5,450,560.00
Wednesday, 1 December 2021	Northern Trust Company	Chess Depository Interests	Purchase	7,075	392,992.20
Wednesday, 1 December 2021	Avanteos Investments Limited	Chess Depository Interests	Purchase	244	13,239.44

Thank you for your attention in this matter.

Yours faithfully,

Tan Yong Yi